Exhibit 99.1

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is dated as of June 27, 2010, between Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and permitted assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1   Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 of the Securities Act.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“B.C. Securities Act” means the Securities Act (British Columbia).

“Board of Directors” means the board of directors of the Company.

“Bridge Financing” shall have the meaning ascribed to such term in Section 4.11(b).

“Bridge Funds” shall have the meaning ascribed to such term in Section 4.11(a).

“Bridge Notice” shall have the meaning ascribed to such term in Section 4.11(b).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Canada or any day on which banking institutions in the State of New York or the Province of British Columbia are authorized or required by law or other governmental action to close.

“Business Facility” means any property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by the Company or its Subsidiaries in connection with the operation of their businesses.

“Caduceus” shall have the meaning assigned to such term in Section 2.2.

“Caduceus Asia” shall have the meaning assigned to such term in Section 2.2.

“Canadian Regulatory Authorities” means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Reporting Issuer Jurisdictions.

“Closing” means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

“Closing Date” means the Trading Day on which this Agreement has been executed and delivered by the applicable parties thereto, and all conditions precedent to (a) the Purchasers’ obligations to pay the Subscription Amount and (b) the Company’s obligations to deliver the Shares, in each case, have been satisfied or waived.

“Commission” means the SEC and the Canadian Regulatory Authorities.

“Common Shares” means the common shares of the Company, without par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Counsel” means Borden Ladner Gervais LLP, with offices located at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, Canada V7X 1T2.

“Disclosures” shall have the meaning ascribed to such term in Section 3.1(h).

“Disclosure Schedule” means the Disclosure Schedule of the Company attached as Exhibit “B” hereto.

“Election Notice” shall have the meaning ascribed to such term in Section 4.10(c).

“Environment” means the components of the earth and includes air, land, subsurface, water, groundwater, and all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include the foregoing listed components.

“Environmental Laws” means all statutory instruments, laws (including common laws), directives, guidance documents, rules, regulations, orders, treaties, statutes, notices, requirements, standards, bylaws, and codes promulgated by any Governmental Authority to protect the Environment, or human health, or which prohibit, regulate or control any Hazardous Material or any Hazardous Materials Activity, including, without limitation, the Canadian Environmental Protection Act (1995), and all regulations made thereunder, the Transportation of Dangerous Goods Act (Canada), and the Environmental Management Act, S.B.C. 2003, c.53, and all regulations promulgated thereunder, all as amended from time to time.

“Environmental Permit” means any approval, permit, registration, certification, license, clearance, notice, confirmation, or consent required to be obtained under Environmental Laws from any private person or any Governmental Authority with respect to the operations of the Company or their Subsidiaries on or before the Closing.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(r).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Common Shares or options or Common Shares issuable upon the exercise of such options to employees, officers, directors or consultants of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding as of the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, (c) securities upon the exercise or exchange of or conversion of securities exercisable or exchangeable for or convertible into Common Shares issued pursuant to any Subsequent Financing or Bridge Financing, (d) securities issued for the acquisition of assets or securities of an arm’s-length third party and (e) securities issued pursuant to acquisitions or strategic transactions (including partnerships, amalgamations, arrangements, mergers or other business combination transactions) approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset and shall, in the good faith opinion of such directors, provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities (other than an Affiliate of the Company).

“FDA” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“FDCA” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“Financing Notice” shall have the meaning ascribed to such term in Section 4.10(b).

“Food and Drugs Act” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Governmental Authority” means any federal, state, provincial, county, local, municipal, or foreign court, tribunal, administrative agency, council, commission, commissioner, board, authority, or instrumentality, including without limitation any such authority that has powers under Environmental Laws to enforce Environmental Laws or issue Environmental Permits including, without limitation, Federal and Provincial departments or ministries of the environment, municipalities, and statutory bodies that regulate the storage, handling or disposal of wastes including hazardous wastes.

“Hazardous Material” means any substance, or mixture of substances, including any vapour, chemical, material or additive, that is regulated by any Governmental Authority or is radioactive, toxic, hazardous, a pollutant, or may otherwise be a danger to human health, the reproduction of any living organism or the Environment and which also includes carbon dioxide and hydrocarbons.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(z).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(m).

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(jj).

“OFAC” shall have the meaning assigned to such term in Section 3.1(hh).

“OrbiMed Associates” shall have the meaning assigned to such term in Section 2.2.

“OrbiMed Designees” shall have the meaning assigned to such term in Section 4.12.

“OrbiMed Purchasers” shall have the meaning assigned to such term in Section 2.2.

“Participation Amount” shall have the meaning assigned to such term in Section 4.10(c).

“Per Share Purchase Price” equals Cdn.$0.60.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchaser” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Designee” shall have the meaning ascribed to such term in Section 4.12.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.7.

“Regulatory Authority” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“Regulatory Permits” shall have the meaning ascribed to such term in Section 3.1(gg)(ii).

“Regulated Product” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“Replacement Designee” shall have the meaning ascribed to such term in Section 4.12.

“Reporting Issuer Jurisdictions” means all of the Provinces and Territories of Canada, other than Quebec.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(f).

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 144A” means Rule 144A promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means collectively, and as the context may require, the securities legislation and regulations in force in the Reporting Issuer Jurisdictions and the policies of the Canadian Regulatory Authorities.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders’ Meeting” means the special general meeting of shareholders of the Company to be held to approve the transactions contemplated hereby.

“Shares” means the Common Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Subscription Amount” means as to each Purchaser the aggregate amount to be paid for Shares purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in Canadian dollars and in immediately available funds.

“Subsequent Financing” shall have the meaning ascribed to such term in Section 4.10(a).

“Subsidiary” means any subsidiary of the Company as set forth on Exhibit 8.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“TPD” shall have the meaning ascribed to such term in Section 3.1(gg)(i).

“Trading Day” means a day on which the principal Trading Market on which the Common Shares are listed or quoted for trading is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the Toronto Stock Exchange, the TSX Venture Exchange, the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

“Transfer Agent” means Computershare Trust Company of Canada, the current transfer agent of the Company, with a mailing address of 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 and a facsimile number of 604-661-9401, and any successor transfer agent of the Company.

“WSGR” means Wilson Sonsini Goodrich & Rosati, Professional Corporation, with offices located at 701 Fifth Avenue, Suite 5100, Seattle, Washington 98104.

ARTICLE II.
PURCHASE AND SALE

2.1   Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of 13,333,333 (subject to adjustment for share splits, consolidations or other relevant transactions) Shares.  Each Purchaser shall deliver to the Company, via wire transfer of immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser and the Company shall deliver to each Purchaser its respective Shares, and the Company and each Purchaser shall deliver the other items set forth in Section 2.4 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.4 and 2.5, the Closing shall occur at the offices of WSGR or such other location as the parties shall mutually agree.

2.2   Assignment of Purchase Rights.   Notwithstanding any statement in Section 2.1 to the contrary, each of Caduceus Private Investments III, LP (“Caduceus”), OrbiMed Associates III, LP (“OrbiMed Associates”) and Caduceus Asia Partners, LP (“Caduceus Asia” and together with Caduceus and OrbiMed Associates, the “OrbiMed Purchasers”) may assign its right to purchase the Shares to one or more of its Affiliates at any time on or after the date of this Agreement and prior to the Closing Date.  Any assignment of the OrbiMed Purchasers’ purchase rights to one or more of their respective Affiliates shall be conditioned upon such Affiliate or Affiliates becoming a party hereto by executing a counterpart signature page hereto and satisfying the covenants and conditions set forth in Sections 2.4 and 2.5.

2.3   Assignment of Sale Rights.  Notwithstanding any statement in Section 2.1 to the contrary, the Company may direct the OrbiMed Purchasers to assign their respective rights to purchase up to an aggregate of 1,666,666 Shares to ChinMax Medical Systems, Inc. (or cause an Affiliate of the OrbiMed Purchasers to whom any of the Orbimed Purchasers previously assigned their respective rights to purchase Shares to make such assignment to ChinMax Medical Systems, Inc.) at any time on or after the date of this Agreement and prior to the Closing Date.  Such direction shall be in writing and delivered to the OrbiMed Purchasers in accordance with Section 5.5 hereof.  Any such assignment shall be conditioned upon Chinmax Medical Systems, Inc. becoming a party hereto by executing a counterpart signature page hereto and satisfying the covenants and conditions set forth in Sections 2.4 and 2.5.

2.4   Deliveries.

(a)   On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)   this Agreement duly executed by the Company;

(ii)          a legal opinion of Company Counsel, substantially in the form attached hereto as Exhibit A;

(iii)         a certificate representing the Shares to be Purchased by such Purchaser;

(iv)        a certificate executed by the Chief Executive Officer of the Company on behalf of the Company certifying the satisfaction of the conditions to closing listed in Sections 2.5(b)(i) and 2.5(b)(iv) and the absence of the occurrence of any Material Adverse Effect since the date hereof;

(v)         satisfactory evidence of the good standing of the Company in its jurisdiction of organization and as a foreign corporation in such other jurisdictions as the Purchasers may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions;

(vi)        a certificate of the Company executed by the Company’s Chief Financial Officer attaching and certifying to the truth and correctness of (1) the Company’s constating documents, (2) the board resolutions adopted in connection with the transactions contemplated by this Agreement (including the resolutions contemplated by Section 2.5(b)(ix)) and (3) the results of the shareholder vote, if required pursuant to Section 2.5(a)(ii).

(b)   On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i)   this Agreement duly executed by such Purchaser; and

(ii)          such Purchaser’s Subscription Amount by wire transfer to the account as specified in writing by the Company.

2.5   Closing Conditions.

(a)   The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)   the accuracy in all material respects on the Closing Date of the representations and warranties of each of the Purchasers contained herein (unless as of a specific date therein);

(ii)          obtaining shareholder approval (by the requisite majority) at the Shareholders’ Meeting for the transactions contemplated by this Agreement;

(iii)         receipt of conditional approval for the listing of the Shares on the Toronto Stock Exchange;

(iv)        the offer and sale of the Shares shall be qualified or exempt from registration or qualification under all applicable U.S. federal and state securities laws and the offer and sale of the Shares shall be exempt from the requirements as to the filing of a prospectus under applicable Securities Laws;

(v)         all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(vi)        no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal (U.S. or Canadian), state, provincial or territorial governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Shares by the Company; and no injunction or order of any federal (U.S. or Canadian), state, provincial or territorial court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares by the Company; and

(vii)       the delivery by each Purchaser of the items set forth in Section 2.4(b) of this Agreement.

(b)   The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)   the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein);

(ii)          the Company shall have obtained shareholder approval (by the requisite majority) at the Shareholders’ Meeting for the transactions contemplated by this Agreement;

(iii)         the Company shall have received conditional approval for the listing of the Shares on the Toronto Stock Exchange;

(iv)         all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(v)          the delivery by the Company of the items set forth in Section 2.4(a) of this Agreement;

(vi)         there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(vii)        no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal (U.S. or Canadian), state, provincial or territorial governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Shares by the Company; and no injunction or order of any federal (U.S. or Canadian), state, provincial or territorial court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares by the Company;

(viii)      from the date hereof to the Closing Date, trading in the Common Shares on the Toronto Stock Exchange shall not have been suspended (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, nor shall a banking moratorium have been declared either by the United States, New York state, Canada, or British Columbia provincial authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of each Purchaser, makes it impracticable or inadvisable to purchase the Shares at the Closing;

(ix)        the Board of Directors shall have adopted resolutions appointing Peter Thompson, M.D. as one of the Purchaser Designees, effective as of the Closing, and waiving (in connection with the transactions contemplated by this Agreement) any acceleration of the vesting provisions or termination of outstanding options, which acceleration or termination is permitted upon the occurrence of a Triggering Event (as defined in the Company’s stock option plans);

(x)         the Company shall have obtained shareholder approval (by the requisite majority) at the Shareholders’ Meeting for the election of Jonathan Wang to the Board of Directors as a Purchaser Designee, as contemplated by Section 4.12; and

(xi)        the Company shall have caused the terms of stock options issued and available for issuance under the Company’s stock option plans to be adjusted to reflect the ten for one consolidation of the Common Shares effected in May, 2010.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedule, which Disclosure Schedule shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedule, the Company hereby makes the following representations and warranties to each Purchaser:

(a)   Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.  The Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding share capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)   Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and, to the Company’s knowledge, in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective articles or other constating instrument.  Each of the Company and the Subsidiaries is duly qualified to conduct business and, to the Company’s knowledge, is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole (including, without limitation, any violation or termination of, or default or transfer of any Company technology or Intellectual Property Rights outside of the ordinary course of business under any of the agreements listed under Item 19 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009  (including any amendments, addendums, schedules, purchase orders, consents, waivers, forbearance agreements, or subcontracts with respect thereto)), (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)   Capitalization.  The Company is authorized to issue an unlimited number of Common Shares of which 25,467,422 Common Shares are outstanding as at the date hereof.  The Company has not issued any Common Shares since March 31, 2010 other than pursuant to the exercise of stock options under the Company’s stock option plan and pursuant to the conversion or exercise of outstanding Common Share Equivalents.  Except as has been complied with or waived, no third party has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement.  Except as set forth in the Disclosure Schedule, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any third party any right to subscribe for or acquire, any common shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents.  The issue and sale of the Shares will not obligate the Company to issue Common Shares or other securities to any third party and will not result in a right of any holder of the Company’s securities to adjust the exercise, conversion, exchange or reset price under such securities.  All of the outstanding Common Shares of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all U.S. federal and state and all applicable Canadian provincial securities laws, and none of such outstanding Common Shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Shares, other than the Required Approvals.  There are no shareholder agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, any agreement between or among any of the Company’s shareholders relating to the voting securities of the Company.

(d)   Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection therewith other than in connection with the Required Approvals.  This Agreement has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(e)   No Conflicts.  The execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Shares and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s articles or other constating instrument, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including U.S. federal and state securities laws and regulations and Securities Laws), or by which any property or asset of the Company or a Subsidiary is bound or affected.

(f)   Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal (U.S. and Canada), state, provincial, territorial, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement, other than: (i) the filings required pursuant to Section 4.3 of this Agreement, (ii) application to each applicable Trading Market for the listing of the Shares for trading thereon in the time and manner required thereby, including, without limitation, if required by the Trading Market, obtaining shareholder approval (by the requisite majority) for the transaction contemplated in this Agreement, and (iii) such filings as are required to be made under applicable U.S. federal and state securities laws and Securities Laws (collectively, the “Required Approvals”).

(g)   Issuance of the Shares.  The Shares are duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The Company has reserved from its duly authorized share capital the maximum number of Common Shares issuable pursuant to this Agreement.

(h)   SEC Reports and Reporting Issuer Status; Financial Statements.  The Company has filed all reports, schedules, forms (other than certain forms required to be filed under Section 16 of the Exchange Act), statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company has never been an issuer subject to Rule 144(i) under the Securities Act.  The Company is a “reporting issuer” under Securities Laws and is not in default of any requirements under Securities Laws and the Common Shares are listed for trading on the Toronto Stock Exchange.  The Company has filed with the Canadian Regulatory Authorities true and complete copies of all forms, reports, schedules, statements, material change reports, press releases, disclosures relating to options, prospectuses, other offering documents and all other documents required to be filed by it since December 31, 2007, and such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein (collectively, “Disclosures”), at the time filed, (i) did not contain any misrepresentation or omit or fail to state a material fact that is required to be stated or that is necessary to make such Disclosures not misleading in the light of the circumstances in which they were made and (ii) complied in all material respects with the requirements of applicable Securities Laws.  The Company has not filed any confidential material change or similar report with any Canadian Regulatory Authorities which at the date hereof remains confidential. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)   Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its share capital and (v) other than as disclosed in its SEC Reports, the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans.  Except for the issuance of the Shares contemplated by this Agreement or as set forth on the Disclosure Schedule, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective business, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(j)   Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal (U.S. or Canada), state, provincial, territorial, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Shares or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under U.S. federal and state securities laws or Securities Laws or, to the Company’s knowledge, a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or any state, provincial or territorial securities regulators involving the Company or any current or former director or officer of the Company.

(k)   Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance in all material respects with all federal (U.S. or Canadian), state, provincial, territorial, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours.

(l)   Compliance.  Other than as disclosed to the Purchasers prior to the date hereof, neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation in any material respect of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal (U.S. or Canadian), state, provincial, territorial and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters.  For the avoidance of doubt, other than as disclosed to the Purchasers prior to the date hereof, neither the Company nor any Subsidiary is, nor has the Company or any Subsidiary received notice that it is,  in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under) any of the agreements listed under Item 19 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (including any amendments, addendums, schedules, purchase orders, consents, waivers, forbearance agreements or subcontracts with respect thereto), the violation of any of which could impair the Company’s rights or alter the rights or obligations of any third party, cause any additional fees to be due, give to others any rights of termination, amendment, acceleration or cancellation, remove any forbearance obligations of a third party, cause any antidilution adjustments to be made with respect to any of the Company’s previously issued securities, result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries, or require any transfer of any Company technology or Intellectual Property Rights.

(m)   Regulatory Permits.  Except as disclosed in the SEC Reports, the Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal (U.S. or Canadian), state, provincial, territorial, local or foreign regulatory authorities (including Environmental Permits) necessary to conduct their respective businesses as described in the SEC Reports (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or, other than in connection with the Company’s ongoing discussions with regulatory and reimbursement counsel,  modification of any Material Permit.

(n)   Title to Assets.  The Company and the Subsidiaries do not own any real property and have good title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal (U.S. or Canadian), state, provincial, territorial or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(o)   Patents and Trademarks.  The Company and the Subsidiaries have, or have sufficient rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses, clinical and pre-clinical data and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports (collectively, the “Intellectual Property Rights”).  All such Intellectual Property Rights will be available for use by Company and each of the Subsidiaries on substantially identical terms and conditions as immediately subsequent to the Closing.  None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two years from the date of this Agreement.  Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company has taken all commercially reasonable and desirable actions to maintain and protect each item of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(p)   Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for similarly situated companies participating in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(q)   Transactions with Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of U.S.$120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(r)   Sarbanes-Oxley; Internal Accounting Controls.  The Company is in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company has implemented disclosure controls and procedures designed to ensure that material information relating to the Company, including the Subsidiaries, is made known to management of the Company by others within those entities, which disclosure controls and procedures are, given the size of the Company and the nature of its business, expected by management to be effective in alerting, on a timely basis, the Company’s management to material information required to be publicly disclosed. There has not been any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Since December 31, 2007: (i) neither the Company nor any of the Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices of the Company or any of the Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of the Subsidiaries has engaged in questionable accounting or auditing practices; and (ii) no attorney representing the Company or any of the Subsidiaries, whether or not employed by the Company or any of the Subsidiaries, has reported evidence of a material violation of Securities Laws, material breach of fiduciary duty or similar violation by the Company, any of the Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company.

(s)   Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the this Agreement.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(s) that may be due in connection with the transactions contemplated by this Agreement.

(t)   Investment Company.  The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(u)   Registration Rights.  No Person has any right to cause the Company to effect the registration under the Securities Act of the offer and sale of any securities of the Company.

(v)   Listing and Maintenance Requirements.  The Common Shares are registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as disclosed in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(w)          Application of Takeover Protections.  The Company does not have in place a shareholders rights plan.

(x)   Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information (except for the Disclosure Schedule which the Company shall file with the Commission as contemplated by Section 4.3 hereof).  The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedule to this Agreement, is, when taken as a whole, true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(y)   No Integrated Offering.  Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(z)   Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Shares hereunder, and except as disclosed in the SEC Reports, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date.  The SEC Reports set forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(aa)         Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary (i) has made or filed all federal (U.S. or Canadian), state, provincial and territorial income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(bb)        Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any provision of the Corruption of Foreign Public Officials Act (Canada).

(cc)         Accountants.  Ernst & Young LLP is the Company’s accounting firm.  To the knowledge and belief of the Company, such accounting firm (i) is an independent registered chartered accounting firm as required by the Exchange Act, (ii) is an independent auditor as required by Securities Laws, and (iii) has expressed its opinion with respect to the financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

(dd)        Acknowledgment Regarding Purchasers’ Purchase of Shares.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated thereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Shares.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated therein by the Company and its representatives.

(ee)         [Reserved].

(ff)          Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(gg)        FDA and TPD.

(i)   Compliance. As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”) or Health Canada , or any corresponding foreign or state regulatory authority (each, a “Regulatory Authority”), that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by the Company or any of its Subsidiaries (each such product, a “Regulated Product”), such Regulated Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Company in compliance in all material respects with all applicable laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, pre-market approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, establishment registration, quotas, labeling, advertising, record keeping and filing of reports, including without limitation the Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder (“FDCA”) and Therapeutics Products Directorate (the “TPD”) of the Health Products and Food Branch of Health Canada under the Food and Drugs Act, as amended and the regulations thereunder (the “Food and Drugs Act”).  There is no pending, completed or, to the Company’s knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any notice, warning letter or other communication from any Regulatory Authority, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Regulated Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Regulated Product, (iii) imposes a clinical hold on any clinical investigation by the Company or any of its Subsidiaries, (iv) enjoins production at any facility of the Company or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction or corporate integrity agreement with the Company or any of its Subsidiaries, or (vi) otherwise alleges any material violation of any laws, rules or regulations by the Company or any of its Subsidiaries.  The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of each applicable Regulatory Authority.  The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company nor has the FDA expressed any concern as to approving or clearing for marketing any product being developed or proposed to be developed by the Company.  The Company has not been informed by the TPD that the TPD will prohibit the marketing, sale, license or use in the Canada of any product proposed to be developed, produced or marketed by the Company nor has the TPD expressed any concern as to approving or clearing for marketing any product being developed or proposed to be developed by the Company.  The Company has not been informed by any Regulatory Authority that such Regulatory Authority will prohibit the marketing, sale, license or use in the relevant territory of any Regulated Product proposed to be developed, produced or marketed by the Company nor has such Regulatory Authority expressed any concern as to approving or clearing for marketing any Regulated Product being developed or proposed to be developed by the Company.

(ii)         Regulatory Permits.  The Company and its Subsidiaries have all licenses, clearances, approvals, permits, registrations, and listings required by any Regulatory Authority (collectively, “Regulatory Permits”) to conduct their businesses and operations and have complied in all material respects with all covenants and conditions of all Regulatory Permits.  All of the Regulatory Permits are in full force and effect.  No circumstances exist which could cause any Regulatory Permit to be revoked, modified, or rendered non-renewable.

(iii)        Clinical Trials.  All pre-clinical and clinical trials being conducted by or on behalf of the Company that have been, or are reasonably expected to be, submitted to any Regulatory Authority in connection with any Regulatory Permit, are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls pursuant to applicable laws, rules and regulations.  The Company owns all rights, title and interest in and to any and all data resulting from such pre-clinical and clinical trials

(hh)        Sanctions.  Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or controlled Affiliate of the Company is currently subject to any (i) U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or (ii) any Canadian sanctions under any of the United Nations Act (Canada), the Special Economic Measures Act (Canada) or the Export and Import Permits Act (Canada).

(ii)           U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(jj)           Money Laundering.  The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(kk)         Environmental Matters.

(i)   Condition of Property.  As of the Closing, except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject the Company or its Subsidiaries to liability, no Hazardous Materials are present on or at any Business Facility currently owned, operated, occupied, controlled or leased by the Company or its Subsidiaries or were present on any other Business Facility at the time it ceased to be owned, operated, occupied, controlled or leased by the Company or its Subsidiaries.  Except as set forth in Section 3.1(kk)(i) of the Disclosure Schedule, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any Business Facility currently owned, operated, occupied, controlled or leased by the Company or its Subsidiaries or as a consequence of the acts of the Company or its agents.

(ii)          Hazardous Materials Activities.  Except as set forth in Section 3.1(kk)(ii) of the Disclosure Schedule, the Company and its Subsidiaries have conducted all operations and Hazardous Materials Activities relating to their businesses in compliance in all material respects, at all times, with all applicable Environmental Laws and Environmental Permits.  The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(iii)         Permits.  The Company and its Subsidiaries have all Environmental Permits required to conduct their businesses and operations and have complied in all material respects with all covenants and conditions of all Environmental Permits which are or have been in force with respect to their operations and Hazardous Materials Activities.  No circumstances exist which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable.

(iv)         Environmental Liabilities.  The Company is not aware of any fact or circumstance, which could result in any environmental liability which could reasonably be expected to adversely affect the business or financial status of the Company.  Neither the Company nor any Subsidiary has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company or its Subsidiaries.

(v)         Reports and Records.  The Company has delivered to Purchaser or made available for inspection by Purchaser and its agents, representatives and employees copies of all material records in the possession of the Company and its Subsidiaries concerning Environmental Laws and their Hazardous Materials Activities, and the Company has delivered true copies of all environmental audits, reports, documents, records, and any environmental assessments of any Business Facility conducted at the request of, or otherwise in the possession or power of the Company or its Subsidiaries.

3.2   Representations and Warranties of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date (unless as of a specific date therein in which case such representation and warranty is made as of such date) to the Company as follows:

(a)   Organization; Authority.  Such Purchaser is either an individual or an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  This Agreement has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute a valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   Purchaser Status.  At the time such Purchaser was offered the Shares, it was, and as of the date hereof it is, respectively, (i) an “accredited investor” as defined in Rule 501 under the Securities Act and (ii) an “accredited investor” as defined in the National Instrument 45-106 Prospectus and Registration Exemptions.  Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(c)   Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(d)   Residence.  Such Purchaser is not resident in British Columbia.

(e)   No Registration.  Such Purchaser understands that the offer and sale of the Shares have not been, and will not be, registered under the Securities Act or any applicable state securities laws, and that the offer and sale of the Shares are being made in reliance on an exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein or otherwise made pursuant hereto.  Such Purchaser acknowledges that the sale of Shares has not been qualified for distribution under the securities legislation of any province or other Canadian jurisdiction, by way of prospectus or otherwise, and that the Purchaser is purchasing the Shares pursuant to exemptions or orders contained in or issued under securities legislation and the Purchaser will not have the right to most of the civil remedies established by securities legislation.

(f)   Investment Intent.  Such Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.  Such Purchaser further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Shares.

(g)   No General Solicitation or General Advertising.  Such Purchaser acknowledges that it is not purchasing the Shares as a result of any “general solicitation” or “general advertising”, as those terms are used in Regulation D under the Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(h)   Legends.  Such Purchaser understands and agrees that the certificates evidencing the Shares, or any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legends (in addition to any legend required by applicable U.S. federal and state securities laws or Securities Laws):

“THE OFFER AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE]”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TORONTO STOCK EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TORONTO STOCK EXCHANGE.”

Each Purchaser agrees that it will offer, sell or transfer the Shares only as permitted by the foregoing legends.

(i)   Source of Funds.  To the Purchaser’s knowledge, none of the funds used for the purchase of the Shares (A) will represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (B) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the U.S. or any other jurisdiction, or (C) are being tendered on behalf of a person or entity who has not been identified to the Purchaser.  The Purchaser will promptly notify the Company if the Purchaser discovers that any of the foregoing representations contained in this Section 3.2(i) ceases to be true, and will provide the Company with appropriate information in connection therewith.

(j)   Purchasing as Principal.  Such Purchaser is subscribing for the Shares as principal for its own account and not for the benefit of any other Person.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other  document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1   Furnishing of Information.  So long as any of the Shares shall, at any time, constitute “restricted securities” within the meaning of Rule 144(a)(3), upon written request, the Company shall (regardless of whether the Company is at such time subject to Sections 13 or 15(d) of the Exchange Act) provide to any holder, beneficial owner or prospective purchaser of such Shares, the information required to be delivered pursuant to Rule 144A(d)(4) to facilitate the resale of such Shares pursuant to Rule 144A. Until the time that no Purchaser owns Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act or the Securities Laws.   Until such time that no Purchaser owns Shares, the Company shall prepare and furnish to the Purchasers (i) copies of documents or reports, if any, that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act and (ii) the reports required to be provided to the Purchasers pursuant to the Securities Laws and will deliver such reports to the Purchasers in accordance with the Securities Laws. Any such document or report that the Company files with the Commission through the Commission’s EDGAR system or SEDAR, as applicable, shall be deemed furnished to the Purchasers for purposes of this Section 4.1 at the time such documents are filed or furnished via the Commission’s EDGAR system or SEDAR, as applicable.  Delivery of the documents or reports to the Purchasers is for informational purposes only, and the Purchasers’ receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Purchasers are entitled to conclusively rely exclusively on the certificate delivered pursuant to Section 2.4(a)(iv)).

4.2   Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.3   Securities Laws Disclosure; Publicity.  The Company shall by 8:30 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby.  The Company shall furnish a Report of Foreign Private Issuer on Form 6-K, which includes such press release and this Agreement (including the Disclosure Schedule) as exhibits thereto as soon as reasonably possible.  From and after the furnishing of such Report of Foreign Private Issuer on Form 6-K, the Company shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Agreement.  The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

4.4   Shareholder Rights Plan.  The Company shall not adopt any shareholder rights plan until after the Closing Date and any such shareholder rights plan shall not have retrospective application.  For greater certainty, the Company is not obligated to adopt a shareholder rights plan after the Closing Date.

4.5   [Reserved].

4.6   Use of Proceeds.  The Company shall use the net proceeds from the sale of the Shares hereunder for general corporate and working capital purposes and shall not use such proceeds in violation of any applicable laws.

4.7   Indemnification of Purchasers.  Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or (b) any action instituted against a Purchaser in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser, with respect to any of the transactions contemplated by this Agreement (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under this Agreement or any agreements or understandings such Purchaser may have with any such shareholder or any violations by such Purchaser of state or U.S. federal securities laws or Securities Laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement. The indemnification required by this Section 4.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred.  The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others, and any liabilities the Company may be subject to pursuant to law.  Notwithstanding anything to the contrary contained in this Section 4.7, if at any time a Purchaser Party shall have requested that the Company reimburse the Purchaser Party for fees and expenses of counsel as contemplated by this Section 4.7, the Company shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Company of such request and (ii) the Company shall not have reimbursed the Purchaser Party in accordance with such request prior to the date of such settlement.

4.8   Reservation of Common Shares.  As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Shares pursuant to this Agreement.

4.9   Listing of Common Shares.  So long as the Purchasers or their Affiliates continue to hold any of the Shares, the Company hereby agrees to use commercially reasonable efforts to either (i) maintain the listing or quotation of the Common Shares on the Toronto Stock Exchange (or any successors thereto) and the OTC Bulletin Board or (ii) establish and maintain the listing of the Common Shares on a U.S. national securities exchange.  The Company further agrees that, concurrently with the Closing, the Company shall apply to list or quote all of the Shares on the Toronto Stock Exchange and promptly secure the listing of all of the Shares on such market. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market and the Purchasers or their Affiliates hold any of the Shares, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible.  The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market, provided the Purchasers continue to hold any of the Shares.

4.10         Participation in Post-Closing Financings.

(a)   From the Closing Date until the date that is the 24 month anniversary of the Closing Date, upon any issuance by the Company or any of its Subsidiaries of securities for cash consideration, Indebtedness or a combination of units thereof (each such financing, a “Subsequent Financing”), each Purchaser shall have the right to participate in up to an amount of the Subsequent Financing so as to maintain such Purchaser’s relative ownership interest in the Company on the same terms, conditions and price provided for in the Subsequent Financing.

(b)   At least fifteen (15) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to each Purchaser a written notice of its intention to effect a Subsequent Financing (“Financing Notice”), which Financing Notice shall set forth the material terms of the Subsequent Financing, including the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(c)   Any Purchaser desiring to participate in such Subsequent Financing must provide written notice (the “Election Notice”) to the Company by not later than 5:30 p.m. (New York City time) on the tenth (10) Trading Day after all of the Purchasers have received the Financing Notice that the Purchaser is willing to participate in the Subsequent Financing, the amount of the Purchaser’s participation (the “Participation Amount”), and representing and warranting that the Purchaser has such funds ready, willing, and available for investment on the terms set forth in the  Financing Notice.  If the Company does not receive an Election Notice from a Purchaser as of such tenth (10) Trading Day, such Purchaser shall be deemed to have notified the Company that it elects not to participate in such Subsequent Financing.

(d)   The Company must provide the Purchasers with a second Financing Notice, and the Purchasers will again have the right of participation set forth above in this Section 4.10, if the Subsequent Financing subject to the initial Financing Notice is not consummated for any reason on the terms set forth in such Financing Notice within 30 Trading Days after the date of the initial Financing Notice.

(e)   Notwithstanding the foregoing, this Section 4.10 shall not apply in respect of an Exempt Issuance.

4.11         Participation in Pre-Closing Financings.

(a)   From the date hereof until the Closing Date, if the Company or any of its Subsidiaries reasonably determines that it requires financing to provide it with sufficient working capital to maintain its operations until the Closing Date (the “Bridge Funds”), the Company will provide the Purchasers with the first opportunity to provide the Bridge Funds.

(b)   If the Company requires Bridge Funds, it shall deliver to each Purchaser a written notice setting forth the material terms of the proposed financing (the “Bridge Financing”), including the amount of proceeds intended to be raised thereunder (the “Bridge Notice”).

(c)   If the Purchasers do not agree to provide the Bridge Funds within three (3) Business Days after receipt of the Bridge Notice, the Company may seek such Bridge Funds from one or more other investors; provided, however, that the terms offered to such other investors are no more favorable to such other investors than the terms set forth in the Bridge Notice.

(d)   Notwithstanding such Purchaser’s right to participate in a Bridge Financing pursuant to Section 4.11(a), such right of participation in any Bridge Financing is expressly conditioned upon such Purchaser making any applicable representations and warranties to the Company that are substantially similar to the representations and warranties set forth in Section 3.2 as of the date of the Bridge Notice and as of the closing date of the Bridge Financing.

(e)   Notwithstanding the foregoing, this Section 4.11 shall not apply in respect of clauses (a) and (b) of an Exempt Issuance.

4.12         Appointment of Directors.  The Company hereby covenants and agrees to take such action, promptly following the Closing Date, as is necessary to (i) increase the number of positions on the Board of Directors to seven and (ii) cause an individual designated by Caduceus (any such individual a “Purchaser Designee”) to be appointed to the Board of Directors until the next annual general meeting of the Company.  The initial Purchaser Designee shall be Peter Thompson, M.D.  The Company further covenants and agrees to take such action as is necessary to present another Purchaser Designee, being Jonathan Wang, for election to the Board of Directors of the Company at the Shareholders’ Meeting, and to recommend in the management information circular to be distributed in connection with the Shareholders’ Meeting that shareholders vote in favor of Mr. Wang’s election.  The Company further covenants and agrees that, provided the OrbiMed Purchasers and their Affiliates hold not less than 5,800,000 Shares, it shall include the two Purchaser Designees on management’s slate of nominees for election to the Board of Directors of the Company at the next ensuing, and each subsequent, annual general meeting of the Company; provided, however, that any vacancies created by the death, resignation or removal of either or both of the Purchaser Designees shall be promptly filled by the Board of Directors upon receipt of instructions from Caduceus (the “Replacement Designees” and together with the Purchaser Designees, the “OrbiMed Designees”).  Such Replacement Designees shall serve until the Company’s next ensuing annual general meeting and, at such meeting and each subsequent, annual general meeting of the Company, shall be included on management’s slate of nominees for election to the Board of Directors. The parties agree that the Company’s obligations in connection with this Section 4.12 are subject to each OrbiMed Designee meeting the qualification requirements of the Business Corporations Act (British Columbia), and of the Toronto Stock Exchange and delivering to the Company all documents required pursuant thereto, including a personal information form.

4.13        Board Committees and Size of Board.  The Company covenants and agrees that, so long as the OrbiMed Purchasers and their Affiliates hold not less than 5,800,000 Shares, (i) the number of positions on the Board of Directors shall not be increased above seven without the consent of the OrbiMed Designees and (ii) an OrbiMed Designee shall have the right to serve on and be appointed to each of the committees of the Board of Directors (including without limitation, its compensation committee, audit committee and the corporate governance and nominating committee).

4.14        Dividends, Distributions, Etc.  From the date hereof until the Closing Date, the Company shall not declare or pay dividends or distribute Common Shares, its evidences of indebtedness or its other assets or property (including cash, rights, options or warrants to acquire Common Shares or other securities) to any of its shareholders, publicly announce or consummate any “spin-off” transaction, or take any similar action.  Notwithstanding the foregoing sentence, the Company is permitted to distribute Common Shares from the date hereof until the Closing Date if such distribution is an issuance described in clause (a) of the definition of Exempt Issuance herein.

4.15        Shareholder Approval.  The Company shall use best efforts to obtain shareholder approval of the transactions contemplated by this Agreement as soon as practicable after the date hereof.  Such efforts shall include, but not be limited to: (i) convene and hold the Shareholders’ Meeting on July 27, 2010 (or such other date as the Company and the Purchasers may agree to in writing) for the purpose, among other things, of considering the approval of the transactions contemplated by this Agreement (ii) not cancel, adjourn or postpone the Shareholders’ Meeting without the Purchasers’ prior written consent, such consent not to be unreasonably withheld; (iii) prepare and distribute a management information circular and related shareholder materials with respect to the Shareholders’ Meeting, recommending that shareholders vote in favour of the transactions contemplated by this Agreement, within five days of the date hereof, provided the Company shall permit and allow reasonable time for the Purchasers to review and comment on drafts of the management information circular and other documentation referred to above in the course of its preparation and the Company shall give reasonable consideration to the acceptance and inclusion of any comments made by the Company and WSGR with respect to such material; and (iv) subject to compliance by the directors and officers of the Company with their fiduciary duties, use reasonable commercial efforts to solicit from the Company’s shareholders proxies in favour of the approval of the transactions contemplated by this Agreement.

4.16        Additional Acknowledgements of Purchaser.  Each Purchaser acknowledges and agrees that:

(a)   no securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(b)   there is no government or other insurance covering the Shares;

(c)   there are risks associated with the purchase of the Shares;

(d)   there are restrictions on the Purchaser’s ability to resell the Shares and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares; and

(e)   the Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Shares through a person registered to sell securities under the B.C. Securities Act and, as a consequence of acquiring the Shares pursuant to this exemption, certain protections, rights and remedies provided by the B.C. Securities Act, including statutory rights of rescission or damages, will not be available to the Purchaser.

ARTICLE V.
MISCELLANEOUS

5.1   Termination.  This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before August 15, 2010; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).  This Agreement will automatically terminate when the Purchasers or any of their respective successors and permitted assigns no longer hold any of the Shares.

5.2   Fees and Expenses.  The Company and the Purchasers shall each pay their own expenses in connection with the transactions contemplated by this Agreement; provided, however, that on the Closing Date, the Company shall pay the reasonable, out-of-pocket legal fees and expenses of the Purchasers, up to a maximum of U.S.$50,000.  The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Shares to the Purchasers.

5.3   Entire Agreement.  This Agreement, together with the exhibits and schedules hereto, contains the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4   Acknowledgments of the Purchasers.  Each Purchaser acknowledges that this Agreement and the schedules hereto require it to provide certain personal information to the Company.  Such information is being collected by the Company for the purposes of completing the sale of the Shares, which includes, without limitation, determining such Purchaser’s eligibility to purchase Shares under the securities laws applicable in the United States and Canada and other applicable securities laws, preparing and registering certificates representing Shares and completing filings required by any stock exchange or securities regulatory authority.  Such Purchaser’s personal information may be disclosed by the Company to: (a) stock exchanges or securities regulatory authorities, (b) the Canada Revenue Agency, and (c) any of the other parties involved in the sale of the Shares, including legal counsel and may be included in record books in connection with the sale of the Shares.  By executing this Agreement, such Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of its personal information.  Such Purchaser also consents to the filing of copies or originals of any of its documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.  Such Purchaser has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of each disclosed principal.  The Company may establish and maintain a file of such Purchaser’s personal information for the purposes set out above, which will be accessible at 1781 - 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.  Authorized employees and agents of the Company will have access to such Purchaser’s personal information.  Such Purchaser may request access to, or correction of, his or her personal information in the Company’s possession by writing to the foregoing address, to the attention of the Chief Executive Officer.

5.5   Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2) Trading Day following the date of mailing, if sent by U.S. or Canadian nationally recognized overnight courier service and (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.6   Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.7   Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.8   Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser.  Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Shares, provided that: (i) such transferee agrees in writing to be bound, with respect to the transferred Shares, by the provisions of this Agreement that apply to the “Purchasers”; and (ii) the rights set forth in Sections 4.7, 4.9, 4.10, 4.11 and 4.12 are assignable and transferable only to an Affiliate of such Purchaser.

5.9   No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Sections 4.7 and 4.12.

5.10         Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.11         Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Shares.

5.12         Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.13         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.14         Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in this Agreement, whenever any Purchaser exercises a right, election, demand or option pursuant to this Agreement and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.15         Replacement of Shares.  If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Shares.

5.16         Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance hereunder.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.17        Payment Set Aside.  To the extent that the Company makes a payment or payments to any Purchaser pursuant to this Agreement or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state, provincial, territorial or federal (U.S. or Canadian) law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.18        Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under this Agreement.  Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.  The Company has elected to provide all Purchasers with the same terms and this Agreement for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.  It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.19        Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20        Construction.  The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.  In addition, each and every reference to share prices and Common Shares in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.21       WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

RESPONSE BIOMEDICAL CORP.			Address for Notice:
Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, BC
V6P 6P2 CANADA
Attn: Chief Executive Officer
By:	signed “Livleen Kaler”		Fax: 604-456-6066
	Name:	Livleen Kaler
	Title:	Chief Financial Officer

With a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, BC
V7X 1T2 CANADA
Attn: Warren Learmonth
Fax: (604) 622-5866

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
[SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SUBSCRIPTION AGREEMENT]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its respective authorized signatories as of the date first indicated above.

Name of Purchaser: Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC, General Partner

By: Carl Gordon, Partner

Signature of Authorized Signatory of Purchaser: signed “Carl Gordon”

Email Address of Authorized Signatory: GordonC@OrbiMed.com

Facsimile Number of Authorized Signatory: (212) 739-6444

Address for Notice of Purchaser:

Caduceus Private Investments III, LP
c/o OrbiMed Advisors, LLC
Attn: Carl L. Gordon
767 Third Avenue, 30th Floor
New York, NY 10017

Address for Delivery of Shares for Purchaser (if not same as address for notice):

c/o Caduceus Private Investments III LP
Merrill Lynch, Venture Services
600 California Street, 8th Floor
San Francisco, CA 94108
Thomas Hutson-Wiley

Subscription Amount: Cdn.$4,754,716.80

Shares: 7,924,528

EIN Number:  [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO SUBSCRIPTION AGREEMENT]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its respective authorized signatories as of the date first indicated above.

Name of Purchaser: OrbiMed Associates III, LP

By: OrbiMed Advisors LLC, General Partner

By: Carl Gordon, Partner

Signature of Authorized Signatory of Purchaser: signed “Carl Gordon”

Email Address of Authorized Signatory: GordonC@OrbiMed.com

Facsimile Number of Authorized Signatory: (212) 739-6444

Address for Notice of Purchaser:

OrbiMed Associates III, LP
c/o OrbiMed Advisors, LLC
Attn: Carl L. Gordon
767 Third Avenue, 30th Floor
New York, NY 10017

Address for Delivery of Shares for Purchaser (if not same as address for notice):

c/o OrbiMed Associates III, LP
Merrill Lynch, Venture Services
600 California Street, 8th Floor
San Francisco, CA 94108
Thomas Hutson-Wiley

Subscription Amount: Cdn.$45,283.20

Shares: 75,472

EIN Number:  [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO SUBSCRIPTION AGREEMENT]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its respective authorized signatories as of the date first indicated above.

Name of Purchaser: Caduceus Asia Partners, LP

By: OrbiMed Asia GP, LP, General Partner

By: Carl Gordon, Partner

Signature of Authorized Signatory of Purchaser: signed “Carl Gordon”

Email Address of Authorized Signatory: GordonC@OrbiMed.com

Facsimile Number of Authorized Signatory: (212) 739-6444

Address for Notice of Purchaser:

Caduceus Asia Partners, LP
c/o OrbiMed Advisors, LLC
Attn: Carl L. Gordon
767 Third Avenue, 30th Floor
New York, NY 10017

Address for Delivery of Shares for Purchaser (if not same as address for notice):

c/o Caduceus Asia Partners LP
Merrill Lynch, Venture Services
600 California Street, 8th Floor
San Francisco, CA 94108
Thomas Hutson-Wiley

Subscription Amount: Cdn.$3,199,999.80

Shares: 5,333,333

EIN Number:  [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

EXHIBIT A
Form of Legal Opinion

Based upon and subject to the foregoing, we are of the opinion that:

1.            The Company is a corporation validly existing under the laws of British Columbia and is, with respect to the filing of its annual report, in good standing in each jurisdiction in which its respective ownership or lease of property or the conduct of its business requires such qualification, and has all power and authority necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

2.            The Company’s authorized capital consists of an unlimited number of Common Shares, of which [  ] Common Shares were issued and outstanding on [date]; the Common Share purchase warrants issued by the Company in 2008 and 2009 (“Warrants”) were duly and validly created, and all necessary corporate steps and proceedings have been taken by the Company to authorize the allotment and reservation for issuance of the Common Shares issuable upon the valid exercise of the Warrants in accordance with their respective terms (“Warrant Shares”) and, when issued, such Warrant Shares will have been validly issued as fully paid and non-assessable Common Shares in the capital of the Company; upon the valid exercise of stock options duly issued under the Company’s stock option plans (“Option Shares”) and receipt of payment in full for the Option Shares in respect of which such stock options have been exercised, such Option Shares will have been validly issued as fully paid and non-assessable Common Shares in the capital of the Company.  The Shares delivered on the date hereof have been duly authorized by the Company and, when issued and delivered by the Company against payment therefor in accordance with the terms of the Subscription Agreement, will be validly issued, fully paid and non-assessable.  The shareholders of the Company have no preemptive rights contained in the constating documents, and, to our knowledge, the shareholders of the Company do not have contractual, written preemptive rights with the Company with respect to the Shares.

3.            The Company has corporate power and capacity to execute and deliver the Subscription Agreement and to perform its obligations thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of the Subscription Agreement and the consummation by the Company of the transactions contemplated thereby has been duly and validly taken.

4.            The Subscription Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability.

5.            The execution, delivery and performance by the Company of the Subscription Agreement, the compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Subscription Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any of the Reviewed Agreements, (ii) result in any violation of the provisions of the constating documents, or of any resolution of the directors, of the Company or (iii) result in the violation of any law or statute or any judgment, order or regulation of any court or arbitrator or governmental or regulatory authority except, in the case of clauses (i) and (iii) above, for such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

6.            The offering, issue, sale and delivery of the Shares by the Company in the Province of British Columbia in accordance with the Subscription Agreement has been effected in such a manner as to be exempt, either by statute, regulation, instrument or order, from the prospectus requirements of the securities laws of the Province of British Columbia and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained by the Company under the securities laws of the Province of British Columbia to permit or in connection with the offering, issue, sale and delivery of the Shares to the Purchasers.  We note however that the Company is required to file with the British Columbia Securities Commission within 10 days after the date of issue and sale of the Shares a report prepared and executed in accordance with Form 45-106F1 prescribed under National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) in respect of the Shares purchased by the Purchasers together with the prescribed filing fee and a fee check-list.

7.            No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained by the Company under the securities laws of the Province of British Columbia to permit or in connection with the first trade of the Shares through a registrant properly registered under such securities laws in compliance therewith provided that at the time of the first trade:

a.	the Company is and has been a reporting issuer for the four months immediately preceding such first trade in any jurisdiction of Canada;

b.	at least four months have elapsed from the date of issue of the Shares;

c.	the certificates representing such Shares carried the legend required by National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators (“NI 45-102”);

d.	the trade is not a “control distribution” as such term is defined in Section 1.1 of NI 45-102;

e.	no unusual effort is made to prepare the market or to create a demand for the Shares, as the case may be;

f.	no extraordinary commission or consideration is paid to a person or company in respect of the trade;

g.
if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation, as such term is defined in National Instrument 14-101 - Definitions;

h.
such trade is not a transaction or a series of transactions involving the purchase and sale or the repurchase and resale, or further purchases and sales, in the course of or incidental to a “distribution” as defined in the securities laws of the Province of British Columbia and such trade is not made by a registered dealer who acquired the securities that are the subject of the trade with a view to reselling otherwise than in accordance with the requirements of the securities laws of the Province of British Columbia.

8.            The Company is a reporting issuer in the Province of British Columbia and is not included in the list of issuers in default maintained by the British Columbia Securities Commission.

9.            The TSX has conditionally approved the listing of Shares subject to compliance by the Company with the listing conditions set out in the acceptance letter.

10.           No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of the Subscription Agreement and the compliance by the Company with the terms thereof, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state, provincial and territorial securities laws.

11.           The description in the Annual Report under the heading “Memorandum and Articles of Association” to the extent that it constitutes a summary of the terms of stock, matters of law or regulation or legal conclusions, fairly summarize the matters described therein in all material respects.

EXHIBIT B
Disclosure Schedule

This Disclosure Schedule forms part of the Subscription Agreement dated June 27, 2010 among Response Biomedical Corp. and each purchaser identified on the signature pages thereto.  All capitalized terms used in this Disclosure Schedule not otherwise defined herein shall have the same meanings herein as are assigned thereto in the Subscription Agreement.

Section numbers have been inserted in this Disclosure Schedule for convenience of reference and refer to the corresponding sections of the Subscription Agreement.  Inclusion of information in one or more Sections of this Disclosure Schedule shall also be deemed to constitute inclusion of such information in respect of all other Sections of the Subscription Agreement, provided and only to the extent that it is clear from a plain reading of such information that such information is applicable to such other Sections of this Disclosure Schedule.

3.1(c)

Common Share Purchase Warrants

Issue Date	Number of Warrants outstanding	Number of common shares issuable upon exercise of Warrants	Exercise price per Warrant	Expiry date
October 28, 2008	15,542,218	1,554,221	Cdn.$0.20	October 28, 2011
October 31, 2008	1,459,450	145,945	Cdn.$0.20	October 31, 2011
May 21, 2009	44,696,666	4,469,666	Cdn.$0.25	May 21, 2011
	61,698,334	6,169,832

Pursuant to the terms governing the warrants, the number of Common Shares issuable upon exercise of the outstanding warrants has been adjusted to reflect the 10-for-1 share consolidation implemented in May 2010.

Stock Options

As at June 25, 2010 there were 9,278,275 (of which approximately 3,550,658 are exercisable at a weighted-average exercise price of $0.68 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.60 per share with 3,642,267 common shares reserved for future grant or issuance under the Company’s stock option plan ("2008 Plan").  The terms of the options outstanding under the 2008 Plan are currently being adjusted to reflect the 10-for-1 share consolidation implemented in May 2010, which adjustment shall be completed prior to the Closing as contemplated by Section 2.5(b)(xi) of the Subscription Agreement.

3.1(s)

A fee equal to 3% of the gross proceeds of the offering contemplated by the Subscription Agreement is payable by the Company to Trout Capital LLC (“Trout”), which acted as the Company’s placement agent in respect of the offering.  The Company reserves the right, exercisable in its sole discretion, to award to Trout an additional amount equal to up to an additional 2% of the gross proceeds of the offering as a performance bonus.

3.1(kk)(i)

Nil.

3.1(kk)(ii)

Nil.